AM 3/24/2005

SECURITIES AND EXCHANGE COMMISSION

05040723

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. J. BONFANTI, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 12th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Rothfeld (212) 461-2341
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236, Jericho NY 11753
(Address) (City) (State) (Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG A. ROTHFELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. J. Bonfanti, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Suffolk County
Commission Expires December 08, 2007

Notary Public

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. J. BONFANTI, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS

W. J. BONFANTI, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2004

W. J. BONFANTI, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

W. J. Bonfanti, Inc.
New York, New York

We have audited the accompanying statement of financial condition of W. J. Bonfanti, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. J. Bonfanti, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures

applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
February 11, 2005

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 354,195
Commissions receivable	1,172,391
Exchange membership:	
Owned, at cost	2,350,000
Other assets	90,370
Total assets	$3,966,956

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 191,881
Commissions payable	64,811
Incomes taxes payable	49,135
Bank loan payable	21,811
Total liabilities	327,638
Commitments and contingency (see notes)	
Subordinated borrowings	2,733,338

Stockholders' Equity

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	104,000
Retained earnings	635,980
Total stockholders' equity	905,980
Total liabilities and stockholders' equity	$3,966,956

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission income	$12,097,089
Expenses	
Compensation and benefits	7,259,713
Exchange membership lease expense	1,098,233
Floor brokerage and clearing fees	1,213,629
Communications and data processing	1,069,778
Other operating expenses	969,112
Interest	287,586
	11,898,051
Income before NYC Corporation Tax	199,038
NYC Corporation Tax	33,165
Net income	$ 165,873

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholders' Equity
BALANCES, January 1, 2004	$ 1,000	$104,000	$ 741,806	$ 846,806
Stockholder distributions	--	--	(271,699)	(271,699)
Stock-based compensation	165,000	--	--	165,000
Net income for the period	--	--	165,873	165,873
BALANCES, December 31, 2004	$166,000	$104,000	$ 635,980	$ 905,980

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$2,833,334
Payment of subordinated notes	(99,996)
Subordinated borrowings at December 31, 2004	$2,733,338

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 165,873
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation	165,000
(Increase) in operating assets:	
Commissions receivable	(154,719)
Other assets	(34,010)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	44,883
Commissions payable	(30,170)
Income taxes payable	28,606
Deferred income taxes	(29,000)
Total adjustments	(9,410)
Net cash provided by operating activities	156,463
Cash flows from financing activities	
Stockholder distributions	(271,699)
Payment of subordinated notes	(99,996)
Proceeds from bank loan payable	25,000
Payment of bank loan payable	(3,189)
Net cash used in financing activities	(349,884)
Net decrease in cash	(193,421)
Cash at January 1, 2004	547,616
Cash at December 31, 2004	$ 354,195
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 33,133
Interest	$ 287,586

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

W. J. Bonfanti, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the New York Stock Exchange (NYSE), and on December 17, 2004, became a member of the National Association of Securities Dealers (NASD). The Company operates its brokerage business on the floor of the NYSE and maintains its corporate offices in New York City.

The Company executes transactions in listed securities on an agency basis for its institutional customers. The Company is a party to a clearing agreement with an independent clearing firm where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

The Company's exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The market value of the exchange membership was $1,045,000 at December 31, 2004 which reflects the midpoint of the bid and ask price as of that date. As of February 11, 2005, the midpoint of the bid and ask price was $1,367,500. Management does not believe that an impairment has occurred, and accordingly, has made no adjustments to original cost.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

NOTE 3 - A-B-C AGREEMENT

The exchange membership is held in the name of William J. Bonfanti, Sr. ("Mr. Bonfanti"), a Company stockholder. The membership is considered to be an asset of the Company pursuant to an A-B-C agreement. Under terms of this agreement, Mr. Bonfanti, upon leaving the Company or upon the occurrence of certain other contingencies including an uncured default on the payment of a secured personal loan would be required to do one of the following:

A. Pay the Company the amount necessary to purchase another membership in the NYSE;

B. Sell the membership and pay the proceeds over to the Company; or

C. Transfer the membership for a nominal consideration to a person designated by the Company and satisfactory to the NYSE.

NOTE 4 - BANK LOAN PAYABLE

In August 2004, the Company entered into a $25,000 loan agreement with M&T Bank ("M&T"). The loan is evidenced by a term note payable in 36 monthly installments, including interest at 7% per annum.

M&T has a right to set off amounts owing under the note with funds held in deposit at the bank.

NOTE 5 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2004, are listed below:

Subordinated notes, 15.0 percent, due October 31, 2007	$ 283,338
Subordinated notes, 12.5 percent, due November 28, 2008	450,000
Subordinated note to Mr. Bonfanti, 9.0 percent, due October 31, 2010	2,000,000
	$2,733,338

NOTE 5 - SUBORDINATED BORROWINGS - continued

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Mr. Bonfanti's loan qualifies as equity under the Rule, and will continue to be accorded that treatment until 12 months prior to maturity in 2010. Accordingly, the Company's debt-equity ratio was 25.2% at December 31, 2004.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2005	$ 166,650
2006	499,984
2007	483,382
2008	850,000
Thereafter	733,322
	$2,733,338

NOTE 6 - CAPITAL TRANSACTIONS

During 2004, three Company executives purchased a combined 55% interest in the Company's common stock. The shares were acquired for $165,000 in compensation.

During 2004, the Company paid stockholder distributions totaling $271,699.

NOTE 7 - RELATED PARTY TRANSACTION

During 2002, Mr. Bonfanti obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an

NOTE 7 - RELATED PARTY TRANSACTION - continued

approved Subordinated Loan Agreement - Cash. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company.

NOTE 8 - LEASE COMMITMENTS

The Company has obligations under operating leases for the use of NYSE exchange memberships. Aggregate annual rentals for leases with initial noncancelable terms beyond 2004 are as follows:

2005	$399,967

Exchange membership lease expense for 2004 aggregated $1,098,233.

NOTE 9 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax.

The Company reports on the cash basis for income tax purposes. Deferred taxes reflect the differences between cash basis and accrual basis taxable income.

NOTE 10 - LEGAL MATTER

A former employee has allegedly commenced an arbitration proceeding before the NYSE against the Company and two of its officers for wrongful termination. The Company terminated the employee as a result of violations of NYSE Rule 346 relating to the pursuit of outside business activities during his period of employment. The NYSE has initiated an investigation of the employee based on information reported by the Company. The Statement of Claim alleges three causes of action:

NOTE 10 - LEGAL MATTER - continued

libel, slander and conversion, and seeks back pay plus monetary damages. Management believes that the claims are without merit, and intends to defend the action vigorously.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 12 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2004, the Company had net capital of $822,540 which exceeded its requirement of $100,000 by $722,540. The ratio of aggregate indebtedness to net capital was 0.40 to 1.

NOTE 13 - EMPLOYEE BENEFIT PLAN

The Company has established a Savings Incentive Match Plan for Employees (SIMPLE-IRA) for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company contributes to the Plan an amount equal to the lesser of 3% of each participant's annual gross compensation or 100% of the participant's contributions. The Company's contribution to the Plan was $104,812 in 2004.

SUPPLEMENTARY SCHEDULES

W. J. BONFANTI, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

W. J. BONFANTI, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Computation of Net Capital

Stockholders' equity	$ 905,980
Add:	
Subordinated borrowings allowable in computation of net capital	2,733,338
Total capital and allowable subordinated borrowings	3,639,318
Nonallowable assets:	
Commissions receivable over 30 days	376,408
Exchange membership	2,350,000
Other assets	90,370
Total nonallowable assets	2,816,778
Net capital	822,540
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $327,638	100,000
Excess net capital	$ 722,540
Ratio of aggregate indebtedness to net capital	0.40 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 191,881
Commissions payable	64,811
Income taxes payable	49,135
Bank loan payable	21,811
	$ 327,638

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 874,303
Audit adjustment to record additional income taxes	(49,560)
Other items (net)	(2,203)
Net capital per above	$ 822,540

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

W. J. Bonfanti, Inc.
New York, New York

In planning and performing our audit of the financial statements of W. J. Bonfanti, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 11, 2005